ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

January 16, 2015

VIA EDGAR

Mr. Brian Cascio, Accounting Branch Chief

Mr. Andri Boerman, Reviewing Accountant

Mr. Gary Todd, Reviewing Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Ming Yang Wind Power Holding Limited
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed on April 30, 2014
File No. 001-34866

Dear Mr. Cascio, Mr. Boerman and Mr. Todd:

On behalf of our client, China Ming Yang Wind Power Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 18, 2014, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the Commission by the Company on April 30, 2014.

The Company hereby undertakes that it will include the amended disclosure, if necessary, in its annual report on Form 20-F for the fiscal year ended December 31, 2014 to be filed with the Commission via EDGAR. The Company also confirms that it understands its obligation to disclose to the public material information about the Company on a timely basis.

Leiming Chen   Daniel Fertig   Adam C. Furber   Anthony D. King    Celia C.L. Lam   Chris K.H. Lin   Jin Hyuk Park   Kathryn King Sudol   Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Set forth below are the Company’s responses to each of the Staff’s comments contained in your December 18, 2014 letter. For ease of the Staff’s review, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s responses correspondingly. The terms used in this response letter but not otherwise defined have the same meanings previously ascribed to them in the 2013 Form 20-F.

*  *  *

Form 20-F for the fiscal year ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 65

Liquidity and Capital Resources, page 82

1.	In light of the increase in the average turnover days of your trade receivables between 2011 and 2013, please describe to us in detail how your actual collections experience compares to the general payment terms set forth in the first paragraph of page 83.

The Company respectfully advises the Staff that the general payment terms of the Company’s sales contracts with its customers require the customer to make payments in five installments, which are scheduled as follows:

(1)	a prepayment of approximately 10% of the sale price of the wind turbines within one month after the signing of the sales contract;

(2)	a second payment of approximately 10% to 20% of the sale price within three months after the signing of the sales contract;

(3)	a payment of approximately 30% to 60% of the sale price of the delivered wind turbines within one month after each delivery to the customer’s site;

(4)	a payment of approximately 5% to 30% of the sale price of the wind turbines within one month after the wind turbines are installed and the durability test has been performed; and

(5)	the final payment of 5% to 10%, if any, of the sale price, which is retained by the customer and payable within one month after the end of the warranty period that normally lasts for two to six years after the durability test has been performed.

For sales of wind turbines, the Company recognizes revenue at the time when a wind turbine is commissioned, at which point the wind turbine has been delivered and installed at the customer’s designated location, and a functionality test of the individual wind turbine has been completed and accepted by the customer and all the other revenue recognition criteria have been met. By this time all of installment payments in (1) to (3) of the general payment schedule described above are normally due under the contract terms, as the time taken from delivery of the wind turbine on site to completing the functionality test normally exceeds one month. Therefore, at the time when the Company recognizes revenue with respect to the sale of the wind turbine, the Company generally should have collected at the minimum 60% of the sales price from its customer pursuant to installments (1) to (3) of the general payment schedule described above, with the remaining portion of the sales price to be collected after revenue has been recognized (that is, after the durability test of the wind turbine has been completed and the end of the warranty period). The durability test, which typically lasts 240 hours and is conducted following the functionality test, is a test to ensure proper and stable connection of the wind turbine to the power grids. The commencement of the durability test is scheduled on a collective basis for a field of newly commissioned wind turbines, and it normally takes place several months (and sometimes longer depending on the construction progress of the power grid and the schedule request of the customer) after the individual wind turbine has been commissioned. As a result, the durability test may not be completed in the same year when the wind turbine is commissioned.

For sales of wind turbines with respect to which revenue has been recognized in accordance with the Company’s revenue recognition policy, set forth below is a comparison of the relevant contract payment requirements at the time of revenue recognition and the aggregate actual collection status up to the end of each of the years in the three-year period ended December 31, 2013:

	% of contract payment requirements upon revenue recognition (note 1)	% of contract price actually received by year-end (note 2)
2011	64%	56%
2012	65%	47%
2013	66%	52%

Note 1:	The percentage of contract payment requirements upon revenue recognition is derived from (1) the aggregate amounts that should have been received upon revenue recognition pursuant to the general payment schedule described above, divided by (2) the total contract sales prices of the wind turbines.
Note 2:	The percentage of contract price actually received is derived from (1) the aggregate amounts received from customers, divided by (2) the total contract sales prices of the wind turbines.

For wind turbines with respect to which the durability test has been completed, under which case the Company should have collected installments (1) to (4) pursuant to the general payment schedule described above. Set forth below is a comparison of the relevant contract payment requirements after the durability test and the aggregate actual collection status as of the end of each of the years in the three-year period ended December 31, 2013:

	% of contract payment requirements after durability test	% of contract price actually received by year-end
2011	91%	84%
2012	92%	81%
2013	91%	75%

For wind turbines with respect to which the warranty period has passed, the Company should have collected installments (1) to (5) pursuant to the general payment schedule described above. Set forth below is a comparison of the relevant contract payment requirements and the aggregate actual collection status as of the end of each of the years in the three-year period ended December 31, 2013:

	% of contract payment requirements after warranty period	% of contract price actually received by year-end
2011	100%	N/A (Note: no wind turbines passed warranty period in 2011)
2012	100%	95%
2013	100%	98%

Based on its actual collection experience of trade receivables, the Company has received payments from its customers later than the contractual terms specified in the related sales contracts primarily due to the following reasons:

(i) Most of the Company’s customers are state-owned enterprises and payments made by these customers are subject to complex internal approval procedures. These customers usually will not start their internal payment application and approval procedures until they are required to make payments pursuant to the payment schedule under the related sales contracts. However, it normally takes several months for these customers to obtain internal approval and process the payments; and

(ii) The Company’s customers usually finance wind farm projects from their internal resources or loans from financial institutions. Since 2011, the PRC government has tightened its monetary policy in order to prevent inflation which caused delays in the approval of loan applications of these customers. As a result, certain customers were not able to obtain or draw down their loans as originally planned or scheduled, and this in turn has adversely affected the timing of their payments to the Company pursuant to the payment schedule under the related contracts. However, as the settlement of trade receivables is not contingent upon whether or not the customers are able to obtain or draw down bank financing facilities, most of the customers subsequently made payments to the Company regardless of whether or not they obtained loans from financial institutions. As of January 8, 2015, the Company received RMB894 million, or 62% of the past due trade receivables as of December 31, 2013 in settlement, and such settlement amount is from 80% of its past due customers representing 78% of the past due trade receivable balances as of December 31, 2013.

In response to the Staff’s comments, the Company will expand its disclosure to describe how its actual collection experience compares with the contractual terms and to add disclosure to describe the specific reasons for the delays in its collections and the impact on its liquidity in its future filings.

Item 18. Consolidated Financial Statements, page F-1

Note 17. Trade and Other Receivables, page F-68

2.	We note that the average turnover days of your trade receivables increased to more than 500 days in 2012 and 2013. In your letter to us dated September 28, 2012, you previously indicated that the increase in trade receivables turnover from 137 days in 2010 to 242 days in 2011 did not impact your conclusion regarding the timing of revenue recognition because of the factors cited in your letter. However, as it appears that trade receivables turnover has further deteriorated from 2011, please tell us how the continued extended payment periods are not indicative of a significant uncertainty that should be considered in the timing of revenue recognition under IAS 18. Further, you disclose that the increase in receivables days outstanding in part arises from changes in PRC government policy that has affected the ability of some of your customers to obtain expected funding from financial institutions. Also, tell us how that condition does not give rise a significant uncertainty that should be considered in the timing of revenue recognition under IAS 18.

The Company advises the Staff that the turnover days of its trade receivables increased from 242 days in 2011 to more than 500 days in 2013 primarily due to the following reasons:

(i) Most of the Company’s customers are large wind power operators in PRC, which have been affected by the tightened monetary policy in the PRC since 2011. The trade receivables due from these customers are usually paid by their internal resources or loans from financial institutions. Since 2011, the PRC government has tightened its monetary policy in order to prevent inflation which caused delays to financial institutions to approve loan applications of such customers. As a result, certain customers were not able to obtain or draw down their loans as originally planned or scheduled, and this in turn has adversely affected the timing of their payments to the Company pursuant to the payment schedules under the related contracts;

(ii) Under the general payment terms, approximately 5% to 30% of the sale price of the wind turbine is not paid to the Company until one month after the durability test of the wind turbine has been completed. That is, the customer is required to make payment of this portion of the trade receivables (which is included in the calculation of turnover days) within 30 days after the durability test has been completed. In 2012 and 2013, there was a general delay of the commencement of durability test by the customers, and compared to the normal practice in prior years. It took an additional three to four months to complete the durability test after the wind turbine has been commissioned. Because there have been delays in the completion of the durability test coupled with the increasing numbers of wind turbines that have been sold, the turnover days in 2013 increased compared to the turnover days in 2011; and

(iii) Approximately 5% to 10% of the sale price of delivered wind turbines is paid by the customers until one month after the end of warranty period, which typically ranges from two to six years (“retention receivables”). Since retention receivables, which are included in the calculation of turnover days, have increased due to the increasing number of wind turbines that have been sold, the turnover days have correspondingly increased. Should retention receivables be excluded in the calculation, the Company’s trade receivable turnover days would have been reduced to 211 days, 490 days and 480 days in 2011, 2012 and 2013, respectively, compared to the Company’s the trade receivable turnover days of 242 days, 596 days and 550 days, respectively, as disclosed in its annual report on Form 20-F.

The Company has considered IAS 18 (in particular IAS 18.18), and believes that the increase in turnover days of its trade receivables over the past three years is not indicative of a significant uncertainty that impacts the timing of revenue recognition on the sale of wind turbines. That is, at the time when revenue was recognized (when the wind turbine was delivered, installed and commissioned and accepted by the customer), the Company assessed there was no significant uncertainty that economic benefits associated with the sale transaction will flow to the Company. The Company’s assessment was based on the following considerations:

(i) Historically, the Company has not incurred any significant writeoff on the trade receivables from its customers. Trade receivables are written off only after all means of collection has been exhausted and the potential for recovery is considered remote. None of the Company’s customers with significant past due amounts has become bankrupt or has experienced severe financial difficulties, and the Company continuously monitors the settlement status with these customers.

(ii) Pursuant to the sales contracts, the settlement of trade receivables is not contingent upon whether or not the customer is able to obtain or draw down bank financing facilities. Although the PRC government has tightened its monetary policy since 2011 in order to prevent inflation, and certain customers were not able to obtain or draw down their loans as originally planned or scheduled, which resulted in the increase in the trade receivable turnover days, most of the customers subsequently managed to make payments to the Company regardless of whether or not they obtained loans from financial institutions. As of January 8, 2015, the Company received RMB894 million, or 62% of the past due trade receivables as of December 31, 2013 in settlement, and such settlement amount is from 80% of its past due customers, representing 78% of the past due trade receivable balances as of December 31, 2013.

(iii) The Company has assessed the credit worthiness of its customers (the credit ratings based on public information) and concluded that its customers have the financial capability to settle the outstanding balances. The majority of the Company’s customers are large wind power operators in PRC, which have state-owned equity interests and strong credit worthiness (for example, each of the five largest state-owned power producers, all of which are the Company’s customers, has AAA credit ratings).

(iv) At the time of revenue recognition, the Company received more than 50% of the contract sales price on average over the three-year period ended December 31, 2013. Pursuant to the contract payment terms, during each of the three years ended December 31, 2011, 2012 and 2013, the Company should have received 64%, 65% and 66% of the sales price of the wind turbines at the time of revenue recognition according to the contract payment schedule, but actually received 56%, 47% and 52% of the sales prices of these wind turbines at the end of 2011, 2012 and 2013, respectively. Furthermore, for past due trade receivables of RMB1,451 million (net of provision) as of December 31, 2013, RMB894 million had been collected as of January 8, 2015, representing 62% of such past due receivables, among which RMB267 million, or 89% of the amounts past due over 12 months was subsequently settled; and

(v) In respect of the payments to be received from customers after revenue recognition (that is, after the durability test has been completed and the end of the warranty period), given the fact that (1) the risk and rewards of ownership of the wind turbines have been transferred to the customers upon delivery, (2) the wind turbine meets all of the specific acceptance criteria of the customer after the installation and functionality test, (3) the durability test is performed only to ensure proper and stable connection of the wind turbine to power grid, rather than testing the functionality of the wind turbine itself. There is no significant uncertainty or performance obligation of the durability test, which historically has been subsequently completed and is a perfunctory test in nature, and (4) historically no wind turbines failed to pass the warranty period, the Company considered there is no significant uncertainty for the collection of such payments.

The Company also respectfully advises the Staff that with the recovery of the market demand in 2014 and enhanced debtor settlement controls, the Company managed to reduce its trade receivables turnover days from 550 days in 2013 to 383 days for the 9-month period ended September 30, 2014. Should retention receivables be excluded from the calculation, the turnover days would be 268 days for the 9-month period ended September 30, 2014 compared to 480 days in 2013.

In addition, the Company regularly reviews the recoverability of its trade receivables. When an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount or the amount with respect to which recovery has ceased to be probable is recognized as an expense, rather than an adjustment of the amount of revenue originally recognized, in accordance with IAS18.18.

3.	Tell us what you consider to be your normal operating cycle for purposes of assessing balance sheet classification of trade receivables as current or non-current. Refer to IAS 1.66.

The Company advises the Staff that the Company typically takes less than 12 months to procure raw materials/parts, produce, deliver, install wind turbines at customers’ specified premises, and to have the wind turbines passed functionality test and accepted by customers.

According to the wind turbine sales contracts entered into between the Company and its customers, the customers are typically required to make the payments in installments according to the payment schedule as described in the Company’s response to Comment 1 above.

As such, the Company considers its normal operating cycle to be within one year for purposes of assessing balance sheet classification of trade receivables as current or non-current in accordance with IAS 1.66. The first four installment payments to be made by the customers are expected to be collected within 12 months and therefore classified as current receivables. The last installment payment, i.e. the retention receivables, ranging from 5% to 10% of the total sales price, are expected to be collected from two to six years after the wind turbine passes the durability test and are classified as non-current receivables.

4.	We refer to the trade receivables aging on page F-70. Tell us how much of the past due receivables as of December 31, 2013 have been collected as of the current date. Explain to us why any significant past due balances that continue uncollected are recoverable.

The Company advises the Staff the following summary of past due receivables as of December 31, 2013 and its collection status as of January 8, 2015:

	Trade receivables, net of provision as of December 31, 2013	Collection up to January 8, 2015
	RMB’000	RMB’000
Less than 1 month past due	67,493	67,493
1 to 3 months past due	315,131	192,399
More than 3 months but less than 12 months past due	767,591	367,343
Amount past due over 12 months	301,067	267,139

Amount past due	1,451,282	894,374

The Company further advises the Staff that it performs credit reviews and monthly or quarterly reconciliations with these customers with past due outstanding balances, and continuously monitors the subsequent settlement progress with the customers. As of January 8, 2015, the Company received RMB894 million, or 62% of the past due trade receivables in settlement, and such settlement amount is from 80% of its past due customers, representing 78% of the past due trade receivable balances as of December 31, 2013. The Company considers the remaining outstanding amounts to be recoverable because:

•	the customers, a major portion of which are state-owned enterprises in the PRC, have good credit ratings and are not in severe financial difficulties;

•	there have been no significant disputes for the uncollected amounts to date, and during the collection process, there was no indication that the customers will not make the remaining payments; and

•	while there are delays in settlement from customers in prior years, management currently believes that the outstanding balances can be ultimately received, which is evidenced by the fact that most of the amounts past due over 12 months have been subsequently paid by customers in 2014. The Company will also critically review the provision for doubtful debts for the uncollected past due amounts for the year ended December 31, 2014.

5.	As a related matter, tell us whether the payment terms for any significant accounts included in reported trade receivables of RMB 3.5 billion as of December 31, 2013 were restructured to extend the original payment terms. If so, please explain the facts and circumstances and how the related amounts are reported in the table on page F-70.

The Company advises the Staff that no payment terms for significant accounts included in the reported trade receivables of RMB3.5 billion as of December 31, 2013 were restructured to extend the original payment terms.

Note 35. Subsequent Events, page F-111

6.	You disclose that as a result of a “waiver” letter issued by one of your subsidiaries, you have concluded that you no longer control Global Wind Power Limited (GWPL) and that as of January 1, 2014 you are no longer required to consolidate that entity. Please help us better understand why you believe you no longer control GWPL as that notion is set forth in IFRS 10. In that regard, please respond to the following:

•	Please fully describe to us the full substance of the “waiver” letter referred to in your disclosure.

•	Explain to us why you believe the “waiver” letter constitutes a legally binding loss of the rights on which you previously based your determination to consolidate GWPL.

•	Describe to us your involvement with GWPL after issuance of the “waiver” letter, including a full description of your rights and obligations with respect to that entity.

•	Tell us whether you have entered into any legally binding agreements with the other shareholders of GWPL to relinquish control of that entity. In that regard, we see disclosure in your Form 20-F for December 31, 2012 stating that your prior conclusion that you controlled GWPL was based on the terms of a shareholder agreement.

•	Fully explain to us how you applied the guidance from IFRS 10 in concluding that deconsolidation is appropriate.

On November 30, 2012, the Company acquired a 50% equity interest in GWPL. Upon completion of the acquisition, the Company had a majority voting power at the shareholders’ meeting and the majority seats on the board of GWPL. As such, GWPL became a consolidated entity of the Company for the years ended December 31, 2012 and 2013. On January 1, 2014, the Company issued a letter to GWPL to waive certain of the Company’s rights (the “Waiver Letter”) granted to it under GWPL’s shareholders’ agreement (the “SHA”) and its Articles of Association (the “AoA”) as follows:

(i)	The Company waived its right to nominate one out of three directors that the Company was previously entitled to nominate. Henceforth, the Company shall be nominating only a half of the directors on the board of GWPL;

(ii)	The Company waived its right to nominate the chairperson of the general meetings of GWPL to have a second and casting vote in case of tie votes; and

(iii)	The Company also waived its right to appoint key managerial personnel of GWPL.

GWPL issued a letter to the Company on January 1, 2014 to acknowledge receipt of the Waiver Letter. On April 29, 2014, the Company also received a legal opinion from AZB & Partners, the Company’s Indian legal counsel, which is summarized as follows:

(i)	The rights granted under the SHA and the AoA for nomination of one director are intended for the sole benefit of the Company. As the sole beneficiary of such rights, the Company may, at its sole discretion, choose to waive such rights, either in full or in part.

(ii)	There is no requirement for the Company to seek prior consent from either GWPL or any shareholder(s) of GWPL to give effect to such waiver.

(iii)	Similarly, the rights granted to the Company for nomination of the chairperson in a general meeting of the Company to have a second or a casting vote in case of tie votes have been included to protect the interests of the Company. As the sole beneficiary of such rights, the Company may waive such rights at its sole discretion, without requiring a prior consent from either GWPL or any other shareholder(s) of GWPL.

(iv)	From the date of the Waiver Letter and GWPL’s acknowledgement thereof, the Company shall be deemed to have waived the rights referred above and consequently shall not be entitled to exercise any of the abovementioned rights.

Based on the opinion from the Company’s Indian legal counsel, the Company considered the Waiver Letter to constitute a legally binding loss of rights on which the Company previously based its determination to consolidate GWPL.

Furthermore, the Company advises the Staff that since the issuance of the Waiver Letter on January 1, 2014, GWPL has effectively been operated by a locally-staffed Indian team. GWPL has begun to ramp up its wind turbine tower manufacturing business, as well as its existing operational and maintenance business, areas which are outside of the Company’s current business portfolio and expertise. The businesses of GWPL are managed by its locally-appointed management staff with the involvement and influence of Reliance Capital, the other shareholder in GWPL. The Company continues to work with the local management team to source wind turbine manufacturing business in India.

Upon the advice of the Company’s Indian legal counsel that the Company’s rights could be unilaterally waived by the Company by giving sufficient and proper notice (i.e., the Waiver Letter) to GWPL to reduce the level of control at GWPL from that of a subsidiary to a jointly-controlled entity, the Company did not enter into any agreements with the other shareholder of GWPL in order to relinquish control over GWPL.

The Company respectfully submits to the Staff that it has considered the guidance in IFRS 10, especially paragraphs IFRS 10.6 through 10.17 with respect to its conclusion to deconsolidate GWPL.

Pursuant to the AOA and the SHA, there are two decision making authorities that could direct the relevant activities of GWPL: (i) the board of directors and (ii) the shareholders meeting. Both the board of directors and shareholders meeting require that resolutions and decisions shall be passed by a majority of votes.

After the waiver of the rights in GWPL the Company had in GWPL as described above, a half of the directors on the board of GWPL are appointed by the Company, and the Company only has a 50% voting interest in the shareholders meeting without a second and casting vote. In this regard, the Company no longer has majority voting rights on the board of directors and in the shareholders meeting, and cannot direct the activities of the GWPL without the cooperation of the other investor. Furthermore, subsequent to the waiver, the operation of GWPL is overseen by a team of local management and the Company only assigns one of its staff members as the Chief Operating Officer of the GWPL. As such, the operation of GWPL is no longer controlled by the Company.

Accordingly, the Company deconsolidated GWPL upon the effectiveness of the Waiver Letter.

Should you have any question regarding this response letter, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:	Chuanwei Zhang, Chairman of the Board and Chief Executive Officer
Ricky Ng, Chief Financial Officer
China Ming Yang Wind Power Group Limited

Denise Leung, Partner
KPMG